SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission file number 000-28884

Eltek Ltd.
(Name of Registrant)

Sgoola Industrial Zone, Petach Tikva, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Eltek Ltd. Announces Results of Annual General Meeting

At the Annual General Meeting of shareholders held today, July 8, 2024, the following resolutions set forth in the proxy statement filed under Form 6-K on May 28, 2024 (the “Proxy Statement”), were duly adopted:

1.
To re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner, Erez Meltzer and Ms. Revital Cohen-Tzemach, to the Company’s Board of Directors (the “Board”), to serve until the next annual general meeting of the shareholders and until their successors have been duly elected and qualified;

2.	To re-elect Ms. Ilana Lurie for a third term as an external director, to hold office for three (3) years, as of September 6, 2024;

3.	To approve the Company’s Third Amended and Restated Compensation Policy, as described in the Proxy Statement;

4.	To approve the extension of the Company’s Amended Management Agreement with Nistec Ltd., our Controlling shareholder;

5.	To approve the amendment and restatement of the Company’s Amended Management Agreement with Nistec Ltd., our Controlling shareholder;

6.	To approve the amendment and extension of the Amended PCB Purchase Procedure with Nistec Ltd., our Controlling shareholder;

7.	To approve the amendment and extension of the Amended Soldering, Assembly and Design Services Procedure with Nistec Ltd., our Controlling shareholder;

8.
To approve the grant of an annual bonus for the year 2023 to Ms. Revital Cohen-Tzemach, director, former special project manager and daughter of Mr. Yitzhak Nissan, our Controlling shareholder and Chairman of the Board, as described in the Proxy Statement;

9.
To approve the amendment of the terms of options granted to the Company’s directors (including the external directors, but excluding our Controlling shareholder and Chairman of the Board, Mr. Yitzhak Nissan, and his daughter, Ms. Revital Cohen-Tzemach), as described in the Proxy Statement;

10.	To approve an amendment of the terms of employment of Mr. Eli Yaffe, the Company’s Chief Executive Officer (the “CEO”), relating to Mr. Yaffe’s salary, as described in the Proxy Statement;

11.	To approve the amendment of the terms of employment of Mr. Eli Yaffe, the CEO, relating to the mode of Mr. Yaffe’s engagement by the Company, as described in the Proxy Statement;

12.	To approve the amendment of the terms of options granted to Mr. Eli Yaffe, the Company’s CEO, as described in the Proxy Statement;

13.	To approve the grant of options to Mr. Eli Yaffe, the Company’s CEO, as described in the Proxy Statement;

14.	To approve the grant of a special bonus to Mr. Eli Yaffe, the Company’s CEO, and Mr. Ron Freund, the Company’s Chief Financial Officer, as described in the Proxy Statement;

15.
To appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors for the year ending December 31, 2024 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation.

For additional details please refer to the Proxy Statement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eltek Ltd.
(Registrant)

	By:	/s/ Yitzhak Nissan
Yitzhak Nissan
Chairman of the Board of Directors
Dated: July 8, 2024